LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.

Business Center 1, M Floor

The Meydan Hotel

Nad Al Sheba, Dubai, UAE

284.494.2810

June 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	LYTUS TECHNOLOGIES HOLDINGS PTV. LTD.
CIK No. 0001816319

Request for Withdrawal of Registration Statement on Form F-1

To Whom It May Concern:

Pursuant to Rule 477 of the Securities Act of 1933 (the “Securities Act”), NeOnc Technologies Holdings, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form F-1 (File No. 333-268711), together with all exhibits thereto, and as subsequently amended from time to time, initially filed with the Securities and Exchange Commission (the “Commission”) on December 8, 2022 (collectively, the “Registration Statement”), be withdrawn effective as of the date hereof.

The Company is seeking withdrawal of the Registration Statement because it is informed that the selling shareholder has converted all of its convertible notes and preferred stock and net exercised its warrants and sold the underlying securities under Rule 144. The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company respectfully requests that the Commission issue an order (“Order”) granting the withdrawal of the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Thomas J. Poletti of Manatt, Phelps & Phillips, LLP, via email at tpoletti@manatt.com.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Thomas Poletti at 714.371.2501 if you have any questions or comments regarding this request for withdrawal.

Thank you for your assistance.

Sincerely,

/s/ Dharmesh Pandya
Dharmesh Pandya
Chief Executive Officer

cc:	Thomas J. Poletti, Esq.